Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for Second Half and Full Year 2022

Hangzhou, March 24, 2023— UTStarcom (“UT,” “UTStarcom” or the “Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the six months and full year ended December 31, 2022, and provided a business update.

Business Update

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Progress in Collaboration with China Unicom Research Institute on Development of 5G Transport Network Solution. Following the completion of NOS v.1.x Phase 2 development (announced earlier), UTStarcom continued development with customer China Unicom Research Institute on a disaggregated networking solution for 5G transport networks. UT won two more RFPs from this customer in 2H 2022: an RFP for a v.2.x NOS development covering advanced features such as SRv6, the related protocol stack, various NOS platform improvements & enhancements); and an RFP to develop a disaggregated hardware platform. China Unicom Research Institute is a wholly-owned subsidiary of China Unicom, one of the major mobile network operators in China.
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SkyFlux UAR Disaggregated Router Platform Launch. In the second half of 2022, UTStarcom released its newest SkyFlux UAR Disaggregated Router platform, which combines the benefits of modular chassis-based hardware platforms with all the advantages of the software-centric network disaggregation paradigm. The initial release of the platform included 3 chassis-based modular disaggregated routers (SkyFlux UAR400A-04X, SkyFlux UAR500A-08X, and SkyFlux UAR500B-12X) and the SkyFlux NOS Network Operating System.
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Expansion order for the transport network of a Mobile Operator in Europe. In the second half of 2022, UTStarcom continued to work with a mobile operator in Europe to supply its advanced networking platform for the operator’s 5G transport network deployment. Following the orders placed by the customer in the first half of 2022, UTStarcom received an expansion order for NetRing® TN704E metro access and aggregation products in the second half of 2022.
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Expansion order for IMS solution deployed in India. Throughout 2022, UT received multiple expansion orders for the IMS solution deployed since 2018 by a major customer in India. The orders included hardware and software components and licenses intended to increase the solution’s subscriber capacity to meet growing customer demand.
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India Receivables. The Company continues to collect amounts due from its major customer in India. The Company collected a total of $23.4 million in 2022, with about $9.8 million outstanding as of the year end. The amount due has declined more than 80% from the peak outstanding balance. Collections continue in 2023.

UTStarcom’s Chief Executive Officer Mr. Hua Li commented, “Our results for the second half and full year 2022 were negatively affected by COVID-19 pandemic, along with geopolitical issues around the world. We are progressing with our business partners in China to implement network disaggregation solutions, while also working on other interesting opportunities to restore growth.”

Second Half and Full Year 2022 Financial Results (Unaudited)

Summary of 2H 2022 Key Financials (Unaudited)

	2H 2022	2H 2021	Y/Y Change
Revenue	$6.50	$7.20	-9.72%
Gross Profit	$1.30	($3.30)	-139.39%
Operating Expenses	$3.00	$2.90	3.45%
Operating Loss	($1.70)	($6.20)	$4.50
Net Loss	($3.40)	($6.10)	$2.70
Basic EPS	($0.38)	($0.67)	$0.29
Cash Balance (including Restricted Cash)	$66.80	$66.30	0.75%

Summary of Full Year 2022 Key Financials (Unaudited)

	2022	2021	Y/Y Change
Revenue	$14.00	$15.90	-11.95%
Gross Profit	$2.70	($1.10)	-345.45%
Operating Expenses	$7.20	$4.20	71.43%
Operating Loss	($4.50)	($5.30)	$0.80
Net Loss	($5.10)	($5.80)	$0.70
Basic EPS	($0.56)	($0.65)	$0.09
Cash Balance (including Restricted Cash)	$66.80	$66.30	0.75%

* Dollar comparisons are used where percentage comparisons are not meaningful.

* All amounts are in U.S. Dollars millions except for Earnings Per Share (EPS)

* The shares used in computation of basic earnings per share for 2021 have been adjusted retroactively to reflect the one for four reverse share split effected on June 28, 2022.

Total Revenues

Six months ended December 31, 2022

Total revenues for the second half of 2022 were $6.5 million, compared to $7.2 million in the corresponding period in 2021.

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Net equipment sales for the second half of 2022 were $0.8 million, a decrease of 42.5% from $1.5 million in the corresponding period in 2021. The decline was mainly due to decreased revenue from major customers in India.
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Net services sales for the second half of 2022 were $5.7 million, a decrease of 1.3% from $5.8 million in the corresponding period in 2021. The decrease was primarily due to lower Japan service revenue as JPY depreciated relative to the U.S. dollar during 2022.

Twelve months ended December 31, 2022

2022 total revenues were $14.0 million, a decrease of 11.9% from $15.9 million in 2021.

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2022 net equipment sales were $2.3 million, the same as $2.3 million in 2021.

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2022 net services sales were $11.8 million, a decrease of 13.5% from $13.6 million in 2021. The decline was mainly due to the completion of current projects and no new major projects in India, and lower Japan service revenue due to JPY depreciated relative to the U.S. dollar during 2022.

Gross Profit

Six months ended December 31, 2022

Gross profit was $1.3 million, or 20.6% of net sales, for the second half of 2022, compared to negative $3.3 million, or negative 45.0% of net sales, in the corresponding period in 2021.

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Equipment gross loss for the second half of 2022 was $0.3 million, compared to $4.8 million in the corresponding period in 2021. Negative equipment gross margin for the second half of 2022 was 32.4%, compared to 325.4% for the corresponding period in 2021. The improved gross margin was attributed to a one-time inventory reserve occurred in 2021.
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Service gross profit for the second half of 2022 was $1.6 million, compared to $1.5 million in the corresponding period in 2021. Service gross margin for the second half of 2022 was 28.5%, compared to 26.3% for the corresponding period in 2021.

Twelve months ended December 31, 2022

2022 gross profit was $2.7 million, or 19.1% of net sales, compared to negative $1.1 million, or negative 6.8% of net sales, in 2021.

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2022 equipment gross loss was $0.6 million, compared to $4.4 million in 2021. 2022 negative equipment gross margin was 27.4%, compared to 187.5% in 2021. The improved gross margin was attributed to a one-time inventory reserve occurred in 2021.

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2022 service gross profit was $3.3 million, compared to $3.3 million in 2021. 2022 service gross margin was 28.0%, compared to 24.1% in 2021.

Operating Expenses

Six months ended December 31, 2022

Operating expenses for the second half of 2022 were $3.0 million, compared to $2.9 million in the corresponding period in 2021.

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Selling, general and administrative (“SG&A”) expenses for the second half of 2022 were $0.9 million, compared to negative $0.7 million in the corresponding period in 2021. SG&A was higher in the second half of 2022 due to less reversal of allowance for credit loss associated with aged receivables from our India customer, and decreased expenses from continued tight cost control.

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Research and development (“R&D”) expenses for the second half of 2022 were $2.1 million, compared to $3.6 million in the corresponding period in 2021. The decrease reflected the different stages of 5G product development.

Twelve months ended December 31, 2022

2022 operating expenses were $7.2 million, compared to $4.2 million in 2021.

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2022 SG&A expenses were $2.4 million, compared to negative $2.6 million in 2021. The increase was mainly attributable to less reversal of allowance for credit loss associated with aged receivables from our India customer, and decreased expenses from continued tight cost controls.

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2022 research and development expenses were $4.8 million, compared to $6.9 million in 2021. The decrease reflected the different stages of 5G product development.

Operating Loss

Operating loss for the second half of 2022 was $1.7 million, compared to $6.2 million in the corresponding period in 2021.

Full year 2022 operating loss was $4.5 million, compared to $5.3 million in 2021.

Interest Income, Net

Net interest income for the second half of 2022 was $1.3 million, compared to $0.7 million in the corresponding period in 2021. The increase was mainly due to higher interest income in India.

Full year 2022 net interest income was $2.2 million, compared to $1.1 million in 2021. The increase was mainly due to higher interest income in India.

Other Income (Expenses), Net

Net other expense for the second half of 2022 was $2.3 million, compared to net other income $0.5 million in the corresponding period in 2021. Other expense for the second half of 2022 was mainly a foreign exchange loss resulting from depreciation of the Indian Rupee against the U.S. dollar.

Full year 2022 net other expense was $0.7 million, compared to net other income of $1.6 million in 2021. Other expense for 2022 was mainly a foreign exchange loss resulting from depreciation of the Indian Rupee against the U.S. dollar.

Net Loss

Net loss attributable to shareholders for the second half of 2022 was $3.4 million, compared to $6.1 million in the corresponding period in 2021. Basic net loss per share for the second half of 2022 was $0.38, compared to $0.67 for the corresponding period in 2021.

Full year 2022 net loss attributable to shareholders was $5.1 million, compared to $5.8 million in 2021. 2022 basic net loss per share was $0.56, compared to $0.65 in 2021.

Cash Flow

Cash provided by operating activities in the second half of 2022 was $3.4 million, cash used in investing activities was $0.2 million, and cash provided by financing activities was nil. As of December 31, 2022, UTStarcom had cash, cash equivalents and restricted cash of $66.8 million.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan, India and China. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, the effect of the COVID-19 pandemic on the Company’s business, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 571 8192 8888

Ms. Shelley Jiang, Investor Relations

Email: utsi-ir@utstar.com/ Shelleyjiang@utstar.com /

In the United States:

The Blueshirt Group

Mr. Gary Dvorchak

Email: gary@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	December 31,
	2022	2021
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$54,500	$53,797
Notes receivable	138	108
Accounts receivable, net	11,357	27,445
Inventories and deferred costs	1,807	1,556
Short-term restricted cash	9,862	10,076
Prepaid and other current assets	4,058	4,811
Total current assets	81,722	97,793
Long-term assets:
Property, plant and equipment, net	604	602
Operating lease right-of-use assets, net	2,740	4,734
Long-term restricted cash	2,480	2,403
Other long-term assets	1,377	2,747
Total long-term assets	7,201	10,486
Total assets	$88,923	$108,279

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$12,974	$19,031
Customer advances	123	231
Deferred revenue	79	80
Income tax payable	8,349	8,787
Operating lease liabilities, current	1,107	1,411
Other current liabilities	5,895	5,887
Total current liabilities	28,527	35,427
Long-term liabilities:
Operating Lease liabilities, non-current	2,015	3,496
Long-term deferred revenue and other liabilities	1,021	1,005
Total liabilities	31,563	39,928

Total equity	57,360	68,351
Total liabilities and equity	$88,923	$108,279

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Six months ended December 31,		Twelve months ended December 31,
	2022	2021	2022	2021
	(In thousands, except per share data)
Net sales	$6,533	$7,229	$14,025	$15,921
Cost of net sales	5,185	10,481	11,350	16,996
Gross profit	1,348	(3,252)	2,675	(1,075)
	20.6%	(45.0)%	19.1%	(6.8)%
Operating expenses:
Selling, general and administrative	885	(680)	2,405	(2,642)
Research and development	2,148	3,622	4,762	6,886
Total operating expenses	3,033	2,942	7,167	4,244

Operating loss	(1,685)	(6,194)	(4,492)	(5,319)

Interest income, net	1,342	668	2,154	1,136
Other income (expense), net	(2,303)	545	(706)	1,649
Loss before income taxes	(2,646)	(4,981)	(3,044)	(2,534)
Income tax expense	(780)	(1,099)	(2,063)	(3,294)
Net loss attributable to UTStarcom Holdings Corp.	$(3,426)	$(6,080)	$(5,107)	$(5,828)

Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.38)	$(0.67)	$(0.56)	$(0.65)
Weighted average shares outstanding—Basic	9,093	9,047	9,056	9,007

*The shares used in computation of basic earnings per share for 2021 have been adjusted retroactively to reflect the one for four reverse share split effected on June 28, 2022.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended December 31,		Twelve months ended December 31,
	2022	2021	2022	2021
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,426)	$(6,080)	$(5,107)	$(5,828)
Depreciation	99	132	206	372
Allowance for credit losses	(1,694)	(4,143)	(3,491)	(9,158)
Stock-based compensation expense	264	243	603	504
Net loss on disposal of assets	(2)	(26)	(2)	(33)
Gain on release of tax liability due to expiration of the statute of limitations	(11)	—	(21)	(42)
Deferred income taxes	1,294	2,052	1,294	2,052
Gain on liquidation of a subsidiary	—	167	—	(6)
Right-of-use assets amortization	475	750	1,220	1,429
Changes in operating assets and liabilities	6,411	13,031	12,558	30,539
Net cash provided by operating activities	3,410	6,126	7,260	19,829

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(174)	(208)	(250)	(348)
Proceeds from short-term investments	—	—	—	2,100
Net cash provided by (used in) investing activities	(174)	(208)	(250)	1,752

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	20	—	20	—
Repurchase of ordinary share	—	—	(13)	—
Net cash provided by financing activities	20	—	7	—
Effect of exchange rate changes on cash and cash equivalents	(872)	(1,591)	(6,452)	(3,693)
Net decrease in cash and cash equivalents	2,384	4,327	565	17,888
Cash, cash equivalents and restricted cash at beginning of period	64,457	61,949	66,276	48,388
Cash, cash equivalents and restricted cash at end of period	$66,841	$66,276	$66,841	$66,276